Filed pursuant to Rule 424(b)(5)

Registration No. 333-292178

AMENDMENT NO. 1, dated July 23, 2026

to PROSPECTUS SUPPLEMENT dated December 23, 2025

Radiopharm Theranostics Limited

Up to $9,300,000

American Depositary Shares

This Amendment No. 1 to Prospectus Supplement (this “Amendment”) amends and updates our prospectus supplement, dated December 23, 2025, filed with the Securities and Exchange Commission, or SEC, as part of our registration statement on Form S-3, as amended, File No. 333-292178 (the “Prospectus Supplement”). This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated December 23, 2025(the “Prospectus”), each of which are to be delivered with this Amendment, as well as any of our filings made with the SEC which amend, supplement and update the Prospectus Supplement. This Amendment amends and/or updates only those sections of the Prospectus Supplement set forth in this Amendment (other than as automatically updated and amended by the Company’s SEC filings available on Edgar, which are incorporated by reference herein). This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement, and any future amendments or supplements hereto or thereto.

We have entered into a sales agreement, or the Sales Agreement, dated December 16, 2025, with Leerink Partners LLC (“Leerink Partners”) relating to the American Depositary Shares, or ADSs, offered by the Prospectus Supplement. Each ADS represents 300 of our ordinary shares. Under the Prospectus Supplement, as updated by this Amendment, we may offer and sell ADSs having an aggregate offering price of up to $9,300,000 from time to time through or to Leerink Partners, acting as sales agent or principal, in accordance with the Sales Agreement.

Sales of the ADSs, if any, under the Prospectus Supplement, as amended, and the accompanying base prospectus may be made by any method permitted that is deemed an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. Leerink Partners is not required to sell any specific number or dollar amount of securities but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq Capital Market (“Nasdaq”), on mutually agreed terms between Leerink Partners and us. There are no minimum sale requirements, and there is no arrangement for funds to be received in any escrow, trust or similar arrangement.

As of July 7, 2026, the worldwide aggregate market value of our common equity held by non-affiliates, or public float, was approximately US$40,165,592 based on 2,825,200,337 ordinary shares held by non-affiliates and a closing price of A$0.0205 per ordinary share, which was the average of the bid and asked prices of our ordinary shares on the Australian Securities Exchange, or the ASX, the principal market for our common equity, within 60 days of the filing date of this registration statement. We have not offered any securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date of this Amendment. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities registered on this registration statement in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

Leerink Partners will be entitled to a commission of 3.0% of the gross sales price per ADS sold under the Sales Agreement. See “Plan of Distribution” beginning on page S-14 of the Prospectus Supplement for additional information regarding the compensation to be paid to Leerink Partners. In connection with the sale of the ADSs on our behalf, Leerink Partners will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to Leerink Partners will be deemed to be underwriting compensation. We have also agreed in the Sales Agreement to provide indemnification and contribution to Leerink Partners with respect to certain liabilities, including liabilities under the Securities Act.

The ADSs are listed on the Nasdaq under the symbol “RADX.” Our ordinary shares are listed on the ASX under the symbol “RAD.” On July 21, 2026, the last reported sale price of the ADSs on the Nasdaq was $4.29 per ADS.

Investing in our ADSs involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-4 of the Prospectus Supplement and in the documents incorporated by reference into the Prospectus Supplement.

Neither the Securities and Exchange Commission nor any other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Leerink Partners

The date of this Amendment No. 1 to Prospectus Supplement is July 23, 2026.